Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-3) and related Prospectuses of Web.com Group, Inc. for the registration of 7,000,000 shares of its common stock or warrants and 16,434,692 shares of its common stock and to the incorporation by reference therein of our reports dated March 13, 2012, with respect to the consolidated financial statements of Web.com Group, Inc., and the effectiveness of internal control over financial reporting of Web.com Group, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Certified Public Accountants

Orlando, Florida

May 1, 2012